

Mail Stop 3030

October 20, 2009

VIA U.S. MAIL

Harriss T. Currie
Chief Financial Officer
Luminex Corporation
12212 Technology Blvd.
Austin, Texas 78727

> **Re:** **Luminex Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 000-30109**

Dear Mr. Currie:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief